Torrent Energy Corporation
                             3400-666 Burrard Street
                           Vancouver, British Columbia
                                 Canada V6C 2X8

==============================================================

November 19, 2004

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    H. Roger Schwall, Assistant Director
                  Division of Corporation Finance

                  Mellissa Campbell Duru, Esq.
                  James Murphy

         Re:      Torrent Energy Corporation
                  Registration Statement on Form SB-2
                  File No. 333-119026
                  Registration Statement Amendment filed September 23, 2004

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 25, 2004 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Torrent Energy Corporation (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 1 to the Company's Registration Statement.

                                    Form SB-2

Plan of Distribution, page 34

1. Please clarify whether or not the selling securityholder, Cornell Capital Partners, LP ("Cornell"), is affiliated with Cornell Capital Securities Group, LLC, a registered broker-dealer. If Cornell is affiliated, please revise to state that it "is", rather than "may be deemed to be", an underwriter.

Securities and Exchange Commission
November 19, 2004
Page 2 of 6

     Response
     --------
     We have been advised by Cornell Capital Partners, LP that they had in the past attempted to form a Cornell Capital Securities broker-dealer, however, they abandoned the project and that Cornell Capital Securities never became a registered broker-dealer nor did it ever have any clients or operate as a broker-dealer. Therefore, Cornell Capital Partners, LP is not affiliated with Cornell Capital Securities Group, LLC, the registered broker-dealer. Therefore, we continue to state that Cornell Capital Partners, LP may be deemed to be an underwriter.

Controls and Procedures

2.   Please update  management's  disclosure in the company's  periodic  reports regarding controls and procedures pursuant to Item 307 and 308 of Regulation S-B. For example, management states that it has evaluated the company's disclosure procedures `within 90days of the filing date of [the] report...," and that `[t] here were no significant changes in [the company's] internal controls or in other factors that could significantly affect...," internal controls subsequent to the date evaluation was performed. Please revise to state that management's evaluation of disclosure controls has occurred "as of the end of the period" covered by the report. Disclosure regarding the company's internal control over financial reporting that "materially affected, or is reasonably likely to materially affect the company's internal control over financial reporting..." See Release --- No. 33-8238 at Section II.F.3. This comment applies to all of your relevant filings, Including the Form 10-KSB for the period ended March 31, 2004 and your Form 10-QSB for the periods ending December 31, 2003 and June 30, 2004. Please amend your filings accordingly.

     Response
     --------
     We have amended our previous periodic reports so that the controls and procedures section is compliant with Items 307 and 308 of Regulation S-B.

Certifications

3. We note the certifications provided are not in compliance with the requirements set forth in Section 302 of the Sarbanes-Oxley Act. For example, the certifications in 4(b), 4(c) and 6 of the 10-KSB for the period ended March 31, 2004 and for the 10-QSB for the periods ending December 31, 2003 and June 30, 2004, do not use the wording specified in
     Item 601(b)(31) or Regulation S-B. Please revise your certificates such as that the language used complies with Item 601(b)(31) of Regulation S-B. Please amend your filings accordingly.

Securities and Exchange Commission
November 19, 2004
Page 3 of 6


     Response
     --------
     We have amended our previous periodic reports to include certifications whereby the language used complies with Item 601(b)(31) of Regulation S-B.

Engineering Comments

Risk Factors, page 8

4. Most of your risk factors appear to be generic, boiler-plate risk factors that apply to every company in the oil and gas industry. Risk factors should be specific to your company or describe events that are beyond your control. Please revise these risk factors where possible to better inform investors how these risk factors are specific to you.

     Response
     --------
     We have revised our risk factors to make them applicable to our company. However, some of the risk factors, while appearing generic, are applicable to our company and are thus relevant.

5. Include a risk factor that states that there is no commercial production of coal in the state of Oregon nor are there any coal reserves or resources attributed to Oregon. Therefore, the likelihood of discovering and establishing profitable coal bed methane gas production in the Coos Bay region appears to be very low.

     Response
     --------
     We have added a risk factor to state that it is unlikely that we will discover and establish a profitable coal bed methane gas production in the Coos Bay Region.

6. You include weather conditions hindering drilling operations but then discuss a productive well becoming uneconomic if water or other deleterious substances are encountered. These are two risk factors. Water or other deleterious substances encountered in well bores during drilling or production operations have nothing to do with the weather. Please revise your document to clarify these as two separate risks.

     Response
     --------
     We have revised our risk factors to separate out the different risks combined in the one risk factor.

Securities and Exchange Commission
November 19, 2004
Page 4 of 6



Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 16


     Overview, page 16

7. You state that you now have a coal-bed methane exploration prospect in Oregon to focus on developing. This may be confusing to investors because you cannot develop an exploration prospect until a discovery has been made. Please revise this to not infer that you are at the stage of developing a commercial discovery.

     Response
     --------
     We have revised our disclosure to state that we now have a coalbed methane exploration prospect in Oregon to focus on. Additional financings will be required to support further leasing activities and related exploratory drilling programs.

Previous Coal-bed Methane Exploration Wells in Coos Bay Region, page 25

     Indications of Permeability, page 25

8. You state that several flow tests were conducted and yielded significant observable flows of natural gas. Please try to quantify this information rather than only describing it as significant. What do you mean by significant flows? As the well was not completed as a commercial gas well the word significant, without any other information may be confusing to investors. Please revise your document.

     Response
     --------
     We have revised our disclosure to state that, drilled partially with air and completed using cavitation techniques, several flow tests were conducted and yielded estimated flow rates of 200 to 225 thousand cubic feet per day of natural gas from intervals dominated by coal seams.


     Initial Production Testing Results, page 25

9. You state that both wells produced at rates not unlike many initial tests in coal-bed methane production areas elsewhere in the U.S. this will have little meaning to the average investor. Please give the basis for your statement by quantifying these test results.

Securities and Exchange Commission
November 19, 2004
Page 5 of 6



     Response
     --------
     We have revised our disclosure to state that both wells produced gas and water throughout the testing with gas rates estimated to be 25 to 100 thousand cubic feet per day, which is similar to other initial tests in coalbed methane production areas elsewhere in the U.S.

     Data Resources, page 25

10. You state that historic coal mining activity has produced much information on the distribution, disposition and character of the coalbeds. We are not aware of any commercial coal mining activity in Oregon. As most of the state is underlain with volcanic rock and lava flow, there are no coal reserves or resources attributed to the state of Oregon. Therefore, please clarify your disclosure.

     Response
     --------
     We have revised our disclosure to provide additional information on the history of coal mining in the Coos Bay Region. In addition, we disclosed that several companies such as Sumitomo, Shell and American Coal Company have done feasability studies on the Coos Bay basin, however there are no active coal mines in the area. There has also been approximately twenty exploratory oil and/or gas wells done in the Coos Bay basin over the years from 1929 to 1993.

11. You state that proprietary seismic information is available from commercial sources. If the information is available from commercial sources, it would not appear to be proprietary. Please explain this to us or revise your document.

     Response
     --------
     We have revised our disclosure to remove the reference to available from commercial sources and to indicate that we have licensed this information.

The Coalbed Methane Industry, page 26

12. You indicate that coalbed methane production accounts for approximately 7% of natural gas production in the U.S. However, none of this production is from Oregon and the closest coal-bed methane production to your acreage is in Wyoming. Please include this in your disclosure.

     Response
     --------
     We have revised our disclosure to indicate that none of this production of natural gas occurs in the state of Oregon and the closest source of natural gas production to the Coos Bay region is in Wyoming.

Securities and Exchange Commission
November 19, 2004
Page 6 of 6



     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                  Very truly yours,

                                                  /s/ MARK GUSTAFSON
                                                      --------------
                                                      Mark Gustafson
                                                      President